Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

October 26, 2021

VIA EDGAR

Stacie Gorman, Esq.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicago Atlantic Real Estate Finance, Inc.

Amended Draft Registration Statement on Form S-11

Submitted October 8, 2021

(CIK No. 0001867949)

Dear Ms. Gorman:

On behalf of Chicago Atlantic Real Estate Finance, Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 25, 2021, regarding the Company’s third draft registration statement on Form S-11, and the prospectus contained therein (the “Prospectus”) as confidentially submitted to the Commission on October 8, 2021. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below responses are set forth in the initial public filing of the Company’s registration statement on Form S-11 (the “Registration Statement”), filed on October 26, 2021.

General

1.	We note your response to comment 1. To the extent that you do not believe that your sponsor or its affiliates have sponsored prior programs, please tell us and clarify whether your manager and/or its affiliates have sponsored any investment funds or other vehicles that primarily have invested in real estate or real estate-related investments.

Response: The Company has reviewed the criteria governing prior programs and the requirement to include prior performance set forth in Guide 5 and has determined that the private funds operated by Chicago Atlantic Group, LLC (the “Sponsor”) and its affiliates are not “prior programs” that would warrant disclosure in the Registration Statement. Item 8 of Guide 5 calls for a “narrative summary of the ‘track record’ or prior performance of programs sponsored by the General Partner and its affiliates (‘sponsors’),” with an emphasis on prior programs that have “similar investment objectives” to the registrant.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Stacie Gorman, Esq. October 26, 2021 Page 2

Although not defined in Guide 5, in the Commission’s release that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), the Commission made clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.”

The Sponsor or an affiliate currently manages a number of private investment vehicles, three of which have operating history that pre-dates the Company: Chicago Atlantic Fund, LLC, Chicago Atlantic Fund QP, LLC and Chicago Atlantic Credit Opportunities, LLC (the “Private Funds”). The investment objective of each of the Private Funds is capital appreciation, while the primary investment objective of the Company is to provide attractive, risk-adjusted returns for stockholders over time primarily through consistent current income dividends and other distributions and secondarily through capital appreciation. The Private Funds have much broader investment mandates than the Company. For example, unlike the Company, the Private Funds hold warrants and other forms of equity in their portfolio companies, which offer enhanced returns to the Private Funds. In addition, the Private Funds hold loans of borrowers that are not secured by real estate and would, therefore, not be appropriate investments for the Company since they could impact the Company’s qualification as a REIT.

Because of the warrants and other equity held by the Private Funds, the Company believes that including prior performance of the Private Funds would overstate the returns that investors in the Company may obtain and, therefore, would be materially misleading to potential investors in the offering. Since capital appreciation is a secondary investment objective of the Company, such prior performance would not be meaningful to potential investors in the offering. In addition, even if the Private Funds had similar investment objectives to the Company, the Company advises the Staff that none of the Private Funds have experienced any “major adverse business developments or conditions” that would be required to be disclosed if the offering were subject to Guide 5.

The Company advises the Staff that, separate and apart from the foregoing analysis, the Company has revised the Use of Proceeds section to specifically identify six (6) loans with an aggregate principal of $70 million that have cleared the underwriting process and been approved by the Manager’s Investment Committee. Each of these loans will be funded using proceeds from the public offering. In addition to the $70 million in loans to the six (6) issuers noted above, the Company also intends to fund unfunded commitments to existing borrowers in an aggregate amount of $24 million and make discretionary advance loans to existing borrowers in an aggregate amount of $9.5 million. Assuming net proceeds from the offering (after applying underwriting discounts and estimated offering expenses) of approximately $100 million (based on the maximum aggregate offering size included in the Registration Statement) and the current private placement of approximately $7 million, the uses identified by the Company in the Use of Proceeds section of the prospectus is approximately $102 million, or 95% of the anticipated net proceeds of the offering, which exceeds the threshold the Commission has previously set for blind pool offerings.

For these reasons, the Company respectfully believes that the public offering is not a “blind pool” offering and that the prior performance of the Private Funds is not required and would not be meaningful to a potential investor in the offering.

Stacie Gorman, Esq. October 26, 2021 Page 3

Overview, page 5

2.	We note your disclosure that loans to 13 borrowers comprise your portfolio. We also note your disclosure on page 2 that indicates the members of your Investment Committee had reviewed over 500 cannabis loan opportunities, of which 24 loans have been funded. Please clarify if any of the remaining 11 loans were funded on your behalf and will be transferred to the company.

Response: The Company advises the Staff that the remaining 11 loans were funded by one or more of the Private Funds and will not be contributed to the Company. As discussed in response to Comment No. 1 above, the Private Funds invest in loans that may not be appropriate for the Company because they are not REIT-eligible or because they contain warrants or other equity interests, which, if the issuer is involved in the cannabis industry, the Company is not able to hold.

Our Loan Origination Pipeline, page 7

3.	We note that you are currently completing your underwriting process and negotiating definitive loan documents for two of the potential loan investments related to the fully-executed, non-binding term sheets and that, for the other two potential loans for which the Investment Committee has provided preliminary approval, you are in the process of completing your diligence and underwriting process and negotiating definitive loan documents. We also note that in the forepart of this section you refer to five executed, non-binding term sheets comprising $90M of anticipated loan commitments that you will extend. Please revise the discussion here to disclose the status of the fifth loan for which you have executed a non-binding term sheet or to clarify, specifically, to which four loans your current disclosure refers.

Response: The Company has revised its disclosure to update its loan origination pipeline. In addition, as noted in response to Comment No. 1 above, the Company will be using approximately $70 million in proceeds from the offering to fund six (6) loans that have been approved by the Manager’s Investment Committee.

4.	Please revise here and throughout the document to clarify the reference to your Investment Committee, which appears to reference the Manager's Investment Committee.

Response: The Company has revised its disclosure throughout the Prospectus to clarify that the Investment Committee is the Manager’s Investment Committee.

Stacie Gorman, Esq. October 26, 2021 Page 4

Our Initial Portfolio

Collateral Overview, page 102

5.	We note your response to comment 8 and that you have removed the disclosure related to your additional collateral. Please explain to us why you believe the detailed disclosure regarding the real estate collateral is relevant information to provide to investors, but that similar disclosure regarding the additional collateral is not. In this respect, we note that your response indicates that the company would likely attempt to sell the loan to a third party rather than to attempt to foreclose on any of the collateral. Please revise your prospectus to prominently discuss this aspect of your business plan in greater detail. For example, we note that you highlight the "strong collateral" of your loan portfolio as a competitive strength of your business, but do not highlight that you likely would not seek to liquidate or foreclose on the collateral in order to satisfy a loan default. Please also disclose the limitations and risks surrounding your ability to sell the delinquent loan to a third party. Additionally, please expand your disclosure, including your risk factors, to clarify with greater specificity the limitations on your ability to foreclose under applicable state law. In particular, please discuss and identify the material regulatory and legal risks associated with the jurisdictions (e.g., Arizona, Arkansas, California, Florida, Maryland, Massachusetts, Michigan, Nevada, New Jersey, Ohio and Pennsylvania) in which your borrowers operate as it relates to collateralization. Finally, please discuss the provisions of the loan that would allow you to force the borrower to sell the collateral without taking title to the collateral and highlight any limitations and risks associated with a forced sale.

Response: The Company advises the Staff that it believes tabular disclosure regarding the real estate collateral is material to investors, since the Company relies on such collateral in order to qualify and maintain its qualification as a real estate investment trust. In addition, the real estate that collateralizes the loans held by the Company is appraised by a third party at least once a year, or more frequently as needed, while the value of other collateral, such as licenses, is less certain. As a result, the Company believes that while the licenses and other non-real estate collateral have great value, the specific values of such collateral are less definite than the values ascribed to the underlying real estate.

The Company has revised the Registration Statement to clarify that the Company may seek to sell a loan to a third party or force the sale of collateral underlying a loan rather than foreclosing and taking ownership of the real estate or other collateral underlying its loans. The standard loan agreement that the Company has with its borrowers provides that, upon the default of a borrower, the administrative agent shall, if directed by the Company and any other co-lenders, appoint a receiver for the property underlying the loan, and the borrower is required to affirmatively consent to this provision in the loan agreement.

In addition, the Company has included disclosure, including in the Risk Factors section of the Prospectus, related to the difficulties that may be encountered in selling a defaulted loan to a third party. Finally, the Company has included additional risk factor disclosure related to the significant jurisdictions in which the Company’s borrowers operate. For example, see the revisions made to the risk factor, entitled “Certain assets of our borrowers may not be used as collateral or transferred to us due to applicable state laws and regulations governing the cannabis industry, and such restrictions could negatively impact our profitability.”

*     *     *     *     *

Stacie Gorman, Esq. October 26, 2021 Page 5

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton, Esq.
Owen J. Pinkerton, Esq.

cc:	Andreas Bodmeier, Chicago Atlantic Real Estate Finance, Inc.

Lindsay Menze, Chicago Atlantic Real Estate Finance, Inc.

Daniel R. McKeithen, Esq., Eversheds Sutherland (US) LLP

Christopher J. Bellini, Esq., Cozen O’Connor P.C.

Seth Popick, Esq., Cozen O’Connor P.C.